Alchemy Enterprises Ltd.

3812 N. Gallatin St Mesa, AZ 85215  480-985-0749

September 26, 2005

To:	John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Alchemy Enterprises, Ltd.
Amendment No. 3 to Form 10-SB
Filed August 23, 2005
File No.: 000-50983

Dear Mr. Reynolds:

The following are the company's responses and revisions to its filing pursuant to your letter dated September 22, 2005:

Registration Statement Facing Page

1.

Please include the Commission registration number on all future amendments to this registration statement.

The registration statement has been revised, accordingly.

Part I

Item 1.  Description of Business, page 3

Business Development and Summary

2.

Please discuss the role of Savoy Financial Group in your business development.

The registration statement has been amended, as follows:

Savoy Financial Group incorporated our corporate entity and acts as our agent for service of process in the State of Nevada.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 12

3.

The statement that Mr. Sciotto "has obligations other than Alchemy Enterprises, Ltd." is unclear.  Please clarify whether this reference is to the five entities listed or others.  Concerning the five entities listed, clarify whether Mr. Sciotto has an ownership interest in any and whether his services are to continue into the immediate future.

The registration statement has been amended, as follows:

Harold W. Sciotto, President and Director:  From June 1964 until his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions.  These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona.  His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting.  From 1989 through the present, Mr. Sciotto has been an independent business consultant to various business ventures, as follows:

Name of Company	Affiliation	Dates of Service

Choice Video	None	1989-1994

Korner's Kettle	None	1995-1997

Salon Pelopelo	None	1990-2000

U-Tan	None	1994-1995

Westpac Communications	Sole officer, director and shareholder	2003-present (ongoing for foreseeable future)

The consulting services Mr. Sciotto provides these businesses include, but are not limited to, business plan development and web design and publishing.

Item 6.  Executive Compensation, page 13

4.

Fill in the blanks in the summary compensation table.  If zeros, please so indicate.

The registration statement has been amended to replace the "-" symbol with "0" to clearly indicate zero.

Item 7.  Certain Relationships and Related Transactions, page 13

5.

We refer to our prior comment 14 dated August 18, 2005.  If Savoy Financial is considered a promoter of the registrant, please so state and include the name(s) of that company's principal beneficial owners.

The registration statement has been amended, as follows:

On April 21, 1999, Alchemy Enterprises, Ltd. was incorporated in the State of Nevada by Savoy Financial Group, Inc.  Savoy Financial is owned and controlled by Mr. Paul Andre.  Savoy Financial is our resident agent for service of process in the State of Nevada.  Savoy Financial has no direct or indirect material interest in our company.  No compensation has been or is expected to be paid to Savoy Financial.

Financial Statements

Note 4 - Fixed assets, page 35

6.

It appears to us that your disclosures in note 4 regarding gross fixed assets should be revised to $2,824 and net fixed assets to $2,451 consistent with your balance sheet ($2,451) as of June 30, 2005.  Please revise as appropriate.

Footnote 4 has been amended, as follows:

Fixed assets as of June 30, 2005 consisted of the following:

June 30, 2005

Computer equipment	$ 2,824

Accumulated depreciation	(373)

Fixed assets, net of depreciation	$ 2,451

Depreciation expense totaled $241 and $0 for the six months ended June 30, 2005 and 2004, respectively.

Exchange Act Filings

7.

Revise Forms 10-QSB, as applicable, to confirm to any changes made to Form 10-SB.

The Form 10-QSB for the period ended June 30, 2005 has been amended to incorporate the footnote 4, as amended per comment 6, above.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (480) 985-0749.

Sincerely,

/s/ Harold Sciotto

Harold Sciotto

President

Attachments:

Form 10-SB amendment 3, marked